

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Rent-A-Center, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Part IV, Line 4i – schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas
June 29, 2010

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2009 and 2008

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2009	2008
Investments, at fair value	$113,827,852	$90,841,380
Cash	143,465	101,611
Receivables		
Participant contributions	231,081	-
Employer contributions	97,610	71,517
	328,691	71,517
NET ASSETS AVAILABLE FOR BENEFITS	$114,300,008	$91,014,508

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2009

Additions to net assets attributed to:	
Interest and dividends	$ 1,790,895
Net appreciation in fair value of investments	15,766,854
	17,557,749
Contributions	
Participants	13,873,095
Employer	5,688,367
Rollovers	157,055
	19,718,517
Total additions	37,276,266
Deductions from net assets attributed to:	
Benefits paid to participants	11,996,281
Administrative expenses	753,010
Total deductions	12,749,291
Net increase in net assets	24,526,975
Transfers of assets from this plan	(1,241,475)
Net assets available for benefits	
Beginning of year	91,014,508
End of year	$114,300,008

The accompanying notes are an integral part of these statements.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The plan was amended and restated effective January 1, 2007. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On April 1, 2008, an amendment to the Plan was executed adding language to incorporate certain regulatory and legislative changes relating to final regulations issued by the Internal Revenue Service under Code Section 415 and adding language to incorporate automatic enrollment provisions for store managers who do not otherwise make a specific election to make or not make pre-tax contributions at the time they first become eligible to participate in the Plan or upon their promotion to store manager. On December 21, 2009, an amendment to the Plan was executed adding language to incorporate certain regulatory and legislative changes relating to the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $16,500 and $15,500 of their annual compensation (plus a $5,500 and $5,000 catch-up deferral for employees over 50 years of age) for 2009 and 2008, respectively. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 4% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2009 and 2008. The Company, in its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for plan years ending 2009 or 2008.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of years of vesting service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $43,000 and $118,000 as of December 31, 2009 and 2008, respectively. Forfeitures were used to pay plan administrative expenses of approximately $753,000 during the year ended December 31, 2009.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive his distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document.

Loans to Participants

Participants may, by telephone voice response system or internet application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 9.25%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the Trustee using forfeitures. Administrative expenses in the amount of approximately $753,000 were paid with forfeitures for the year ended December 31, 2009.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of the shares held by the plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- *Level 1* – Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. All of the Plan's mutual funds and investments in common stock of the Company included in investments are Level 1 securities.

NOTE C – FAIR VALUE MEASUREMENTS - Continued

- *Level 2* – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions. We have no Level 2 investments.
- *Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management. All of the Plan's Participant Loans are Level 3 investments.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments- Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. Common Stock Fund.

Participant Loans- Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Participant loans are valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$5,966,967	-	-	$5,966,967
Balanced funds	23,337,360	-	-	23,337,360
Growth funds	38,673,996	-	-	38,673,996
Value funds	4,277,342	-	-	4,277,342
Fixed income funds	9,654,467	-	-	9,654,467
Other funds	12,646,966	-	-	12,646,966
Total mutual funds	94,557,098	-	-	94,557,098
Common stocks:				
Rent-A-Center, Inc. Company Stock	10,257,070	-	-	10,257,070
Total common stock	10,257,070	-	-	10,257,070
Corporate bonds	-	-	-	-
U.S. government securities	-	-	-	-
Guaranteed investment contract	-	-	-	-
Participant loans	-	-	9,013,684	9,013,684
Total assets at fair value	$104,814,168	-	$9,013,684	$113,827,852

NOTE C – FAIR VALUE MEASUREMENTS - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Mutual funds				
Index funds	$3,948,124	-	-	$3,948,124
Balanced funds	15,332,227	-	-	15,332,227
Growth funds	26,124,140	-	-	26,124,140
Value funds	4,532,374	-	-	4,532,374
Fixed income funds	8,071,468	-	-	8,071,468
Other funds	14,003,999	-	-	14,003,999
Total mutual funds	72,012,333	-	-	72,012,333
Common stock				
Rent-A-Center, Inc. Company Stock	10,767,330	-	-	10,767,330
Total common stock	10,767,330	-	-	10,767,330
Corporate bonds	-	-	-	-
U.S. government securities	-	-	-	-
Guaranteed investment contract	-	-	-	-
Participant loans	-	-	8,061,717	8,061,717
Total assets at fair value	$82,779,663	-	$8,061,717	$90,841,380

The following table sets forth a summary of changes in the fair value of the plan's level 3 assets for the year ended December 31, 2009:

	Level 3 Assets Year Ended December 31, 2009 Participant Loan
Balance, beginning of year	$8,061,717
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances, and settlements (net)	951,967
Balance, ending of year	$9,013,684

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. There have been amendments to the plan since that date; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

NOTE E – RELATED PARTIES

Certain Plan investments are shares of Rent-A-Center common stock. Rent-A-Center, Inc. is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE G – PROHIBITED TRANSACTIONS

During 2008, the Company failed to remit to the Plan's trustee certain employee contributions totaling $4,375 within the period prescribed by Department of Labor regulations. Delays in remitting contributions to the Trustee were due to administrative errors, and the Company has made contributions to the affected participants' accounts of $22 to compensate those participants for potential lost income due to the delays.

NOTE H - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2009	2008
Investments at fair value as determined by quoted market price:		
American Independence Funds – International Equity Fund	$8,136,052*	6,809,427*
American Independence Funds – Stock Fund	10,631,701*	8,418,140*
NestEgg Dow Jones Funds - 2010 Fund	1,727,562	1,642,448
NestEgg Dow Jones Funds - 2020 Fund	5,055,993	4,206,022
NestEgg Dow Jones Funds - 2030 Fund	4,681,944	3,108,477
NestEgg Dow Jones Funds - 2040 Fund	11,871,861*	6,375,280*
PIMCO Funds - Total Return Fund	9,654,467*	8,071,468*
Vanguard Funds - Explorer Fund	-	1,533,389
American Beacon Funds - Small Cap Value Fund	-	1,320,977
Goldman Sachs Funds - Mid Cap Value Fund	2,507,265	1,678,008
T. Rowe Price - Growth Stock Fund	6,831,709*	4,565,630*
Vanguard Funds - Mid Cap Index Fund	2,153,775	1,158,004
JP Morgan Funds – Small Cap Equity Fund	3,177,713	2,159,405
Morgan Stanley Funds – Mid Cap Growth	7,577,394	4,171,538
Vanguard Funds – 500 Index Fund	3,813,192	2,790,121
Alger Funds – Small Cap Growth Fund	2,319,427	-
Morgan Stanley Funds – Small Cap Value Fund	1,770,077	-
Rent-A-Center, Inc. - Common Stock	10,257,070*	10,767,330*
	92,167,202	68,775,664
Federated Funds – Government Obligations Fund	12,646,966*	14,003,999*
Participant loans	9,013,684*	8,061,717*
	$113,827,852	$90,841,380

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $15,766,854 during 2009. Detail of this net appreciation by type of investment is shown below.

	2009
Mutual funds	$15,457,114
Rent-A-Center, Inc. common stock	309,740
	$15,766,854

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$114,300,008	$91,014,508
Amounts allocated to withdrawing participants	(1,218,006)	(113,736)
Net assets available for benefits per the Form 5500	$113,082,002	$90,900,772

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

	2009
Benefits paid to participants per the financial statements	$11,996,281
Add: Amounts allocated to withdrawing participants at December 31, 2009	1,218,006
Less: Amounts allocated to withdrawing participants at December 31, 2008	(113,736)
Benefits paid to participants per the Form 5500	$13,100,551

NOTE J – SUBSEQUENT EVENT

Effective January 1, 2010, the Plan assets that were attributed to Puerto Rico employees were transferred into a new plan with a similar plan design and fund options. The plan was established to separate Puerto Rican employees from the Plan in accordance with a change in Puerto Rico tax law. The participants' accounts were liquidated as of December 31, 2009 and transferred to the new trustee. On January 1, 2010 the trustee contributed these amounts to the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico.

SUPPLEMENTAL SCHEDULES

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

EIN: 45-0491516
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(e) Current value
	T. Rowe Price	Growth Stock Fund	$ 6,831,709
	American Independence Funds	International Equity Fund	8,136,052
	American Independence Funds	Stock Fund	10,631,701
	Morgan Stanley Funds	Mid Cap Growth	7,577,394
	JP Morgan Funds	Small Cap Equity Fund	3,177,713
	NestEgg Dow Jones Funds	2010 Fund	1,727,562
	NestEgg Dow Jones Funds	2020 Fund	5,055,993
	NestEgg Dow Jones Funds	2030 Fund	4,681,944
	NestEgg Dow Jones Funds	2040 Fund	11,871,861
	PIMCO Funds	Total Return Fund	9,654,467
	Vanguard Funds	500 Index Fund	3,813,192
	Vanguard Funds	Mid Cap Index Fund	2,153,775
	Goldman Sachs Funds	Mid Cap Value Fund	2,507,265
	Alger Funds	Small Cap Growth Fund	2,319,427
	Morgan Stanley Funds	US Small Cap Value Fund	1,770,077
*	Rent-A-Center, Inc.	Company Stock	10,257,070
	Federated Funds	Government Obligations Fund	12,646,966
*	Participant loans	Participant loans, interest rates ranging from 3.25% to 9.25%	9,013,684
	Total		$113,827,852

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2009

EIN: 45-0491516
Plan No. 001

Plan year	Participant contributions transferred late to the plan	Total that constitute non-exempt prohibited transactions
2008	$4,375	$4,375

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 29, 2010

By: /s/ Robert D. Davis
Robert D. Davis
Executive Vice President – Finance, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 29, 2010, with respect to the financial statements and supplemental schedules of Rent-A-Center, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc and Subsidiaries on Form S-8 (File No. 333-32296, effective December 31, 2002).

Grant Thornton LLP

Dallas, Texas
June 29, 2010